October 21, 2005


Mr. Todd C. Crow, Chief Financial Officer
NutraCea
1261 Hawk`s Flight Court
El Dorado Hills, California
95762


	Re:	NutraCea
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005
and June 30, 2005
      Filed May 10, 2005 and August 15, 2005
		File No. 0-32565


Dear Mr. Crow:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 13

1. You have disclosed $20.0 million of non-cash operating expenses in
2004 and $1.6 million of non-cash operating expenses in 2003. Revise your filing to describe the significant components of your non-cash operating expenses in order to provide an understanding of your results of operations, as required by Regulation S-B Item 303(b)(1)(vi). This discussion should include an explanation of the underlying reasons or implications of those matters. Refer to Financial Reporting Codification Section 501.12.b.4 for further guidance.

Report of Independent Registered Public Accounting Firm, page F-1

2. The report indicates the audit was conducted in accordance with auditing standards generally accepted in the United States. Amend your filing to provide an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), as required by Auditing
Standard No. 1.

Consolidated Statements of Operations, page F-3

3. You have disclosed $24.2 million of operating expenses and $8.9 million of operating expenses in 2003. Revise your statements of operations to disclose your operating expenses in sufficient detail to bring out more clearly the nature and trends of current changes affecting the enterprise. This presentation should include a separate line item for each material expense category.

Consolidated Statements of Changes in Stockholders` Equity, page
F-7

4. We note your other comprehensive loss of $2.0 million, and that you do not provide a disclosure of your accounting policy or the classification for the other comprehensive loss in your financial statements or footnotes. Revise your filing to provide a disclosure of your accounting policy for other comprehensive income or loss, the classification of the other comprehensive loss recorded and a total amount of comprehensive income as required by Financial Accounting Standard (FAS) 130, paragraphs 14-17.



Consolidated Statements of Cash Flows, page F-8

5. We note your repurchase of common stock for $230,000. Tell us why you do not disclose treasury stock on your December 31, 2004 balance sheet. We may have further comment.

6. In your disclosure of cash flows from operating activities, you indicate you had non-cash issuances of common stock, stock options and warrants totaling $24.6 million of operating expenses in 2004. Your discussion on page 13 indicates these non-cash issuances of stock, options and warrants totaled $21 million in 2004. Please provide to us a schedule that reconciles the differences between these two amounts. We may have further comment.

7. Tell us why an issuance of preferred stock in 2004 resulted in a cash outflow of $354,000. We may have further comment.

8. We note your purchase of marketable securities in 2004 for $2.4 million here and the value of marketable securities on your balance sheet. It would appear this $2.4 million transaction is related to your purchase of Langley Park Investment Trust shares, which in
Note 3
is described as being paid for with Nutracea shares. On this basis, it would appear this transaction is a noncash transaction, to be reported as described in SFAS 95, paragraph 32. If true, revise your statement of cash flow and related disclosures accordingly, or tell us the nature of this $2.4 million purchase, what securities were purchased, and the date cash payment was made. We may have further comment.

Note 3 - Marketable Securities, page F-13

9. With regard to your purchase of shares in Langley Park
Investment
Trust, PLC, on September 8, 2004, tell us the following:

* the nature and purpose of the transaction,
* how you determined the value of the transaction,
* the total value of the transaction recorded at September 8, 2004,
* how the transaction was recorded at September 8, 2004
* the number of Langley Park Investment Trust shares held at December
31, 2004, the value of such shares and how such value was determined.

We may have further comment.

10. It would appear the agreement to purchase Langley Park
Investment
Trust, PLC, is a material agreement. Provide the agreement with Langley Park Investment Trust, PLC as an exhibit to your Form 10-
KSB,
as required by Regulation S-B Item 601(b)(10).

Note 9 - Commitments and Contingencies

Agreements, page F-15

11. We note your issuance of common shares or warrants to purchase common shares in exchange for services to be performed under one year and multi-year agreements. For each such agreement disclosed in this footnote, provide us with a schedule that shows:

* the value you computed for each such issuance under the contract,
* the total value of each contract,
* the amount of expense recognized for each contract in each quarter of 2004,
* the remaining amount of expense to be recognized for each contract in future periods, if any, and
* how such remaining expense is recorded and classified in your financial statements.

12. Tell us how your accounting policy for your stock based compensation agreements disclosed on page F-11 and page F-15 conforms to the provisions of EITF Issue No. 96-18 and Issue 00-18.

Agreements, page F-18

13. We note your disclosure of the extensive details of the employment agreement tied to gross sales over $25 million in future fiscal years.
Tell us the facts and circumstances you considered, and what authoritative literature you relied on, to conclude that this disclosure is required and appropriate disclosure in your financial statements.

Note 10 - Preferred and Common Stock, page F-19

Common Stock, page F-21

14. We note the disclosure of the issuance of 5.5 million shares of
stock under a restricted stock agreement that vest on January 1,
2006
and 2007. We also note your disclosure in the Form 10-QSB for the period ended March 31, 2004, which indicates the shares were issued for execution of a non-compete agreement and transfer of intellectual property, and your disclosure in the Form 10-QSB for the period ended
June 30, 2004, which indicates the shares were issued for current services rendered. With regard to these disclosures:

* Provide us with an executed copy of all such agreements, and
* Tell us why the disclosures related to this 5.5 million share issuance are described differently in these filings.

   We may have further comment.

15. Each of the various disclosures you have made with regard to these
5.5 million shares issued imply a potentially different type of accounting treatment depending on the facts and circumstances.
Tell
us:

* how the share issuance was initially accounted for in your March
31,
2004 financial statements,
* what authoritative pronouncements you followed,
* the initial facts and circumstances you considered, and
* any subsequent changes in the accounting, indicating the authoritative literature you relied upon to make such changes.

16. Regulation S-B Item 601(b)(10)(i)(A) requires that any contract to which directors or officers are parties must be filed as an exhibit in
your periodic filings. File the executed copies of the restricted stock agreement, the non-compete and transfer of intellectual property agreement, the agreement relating to current services rendered and any other such agreements as exhibits to your amended Form 10-KSB.

Note 11 - Stock Options and Warrants, page F-22

17. Revise your footnote to provide a summary schedule of outstanding warrants, as required by FAS 129 paragraph 4.

Exhibits, page 31

18. We note your revised employment agreement with your Chief
Executive Officer on page F-18.  Regulation S-B Item
601(b)(10)(i)(A)
requires that any contract to which directors or officers are parties must be filed as an exhibit. File this agreement and any other such agreements as exhibits to your amended Form 10-KSB.



Form 10-QSB for the Fiscal Quarters Ended March 31, 2005 and June
30,
2005

19. Amend your Form 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005, to provide a balance sheet as of the end of the preceding fiscal year as required by Regulation S-X Item 10-
01(c)(1).

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Todd C. Crow
NutraCea
October 21, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010